HellerEhrman
AMERICAN ATTORNEYS
美國海陸國際律師事務所



Simon Luk
(New York, Washington, D.C.)
Chairman, Asian Practice Group
Resident Partner
sluk@hewm.com
Private: sluk@hkstar.com
Tel: (852) 2526 6381
Fax: (852) 2810 6242

December 24, 2001

SEC FILE NO. 82-3648

VIA AIRMAIL

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.



SUPPL

PROCESSED
FEB 06 2002
THOMSON
FINANCIAL

Re: Techtronic Industries Company Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

Ladies and Gentlemen:

On behalf of Techtronic Industries Company Limited (the "Company"), S.E.C. File No. 82-3648, the enclosed copies of documents, are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding the postponement of the spin-off proposal, dated October 18, 2001, published (in the English language) in the Hong Kong iMail and published (in the Chinese language) in the Hong Kong Economic Times, both on October 19, 2001; and

(2) The Company's interim report 2001.

The part of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

dlw 1/31

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,



Simon Luk

Enclosures

cc: Techtronic Industries Company Limited

H:\dlaiadr\19056\0001\20sec.com

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



TECHTRONIC INDUSTRIES COMPANY LIMITED
創科實業有限公司

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT

Due to recent uncertainties of the global financial and stock market conditions, the Board of Techtronic has decided to postpone the Spin-off Proposal to a later date.

Shareholders and potential investors of the shares of Techtronic are advised by the Board to exercise caution in their dealings in the shares of Techtronic.

Reference is made to the announcement of Techtronic Industries Company Limited ("Techtronic") dated 11th April, 2001 (the "Announcement") relating to the spin-off proposal of its existing floor care appliance division for a separate listing on the main board of The Stock Exchange of Hong Kong Limited by way of introduction (the "Spin-off Proposal").

POSTPONEMENT OF THE SPIN-OFF PROPOSAL

As stated in the Announcement, the implementation of the Spin-off Proposal will be subject to, among other things, the prevailing market conditions. Due to recent uncertainties of the global financial and stock market conditions, the board of directors of Techtronic (the "Board") has decided to postpone the Spin-off Proposal to a later date.

If there are any further changes to the Spin-off Proposal, further announcements will be made by the Board as and when appropriate.

Shareholders and potential investors of the shares of Techtronic are advised by the Board to exercise caution in their dealings in the shares of Techtronic.

By order of the Board
TECHTRONIC INDUSTRIES COMPANY LIMITED
HORST JULIUS PUDWILL
Chairman and Chief Executive Officer

Hong Kong, 18th October, 2001

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



RNA HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

FURTHER DELAY IN PUBLICATION OF FINAL RESULTS

Further to the announcements dated 31 August 2001 and 19 September 2001, the board of directors of the Company announces that more time is required for the newly appointed auditors to finalise the audit of the final results of the Group for the year ended 30 April 2001 including inventory movement audit and system review and audit. The release of the final results of the Group for the year ended 30 April 2001 will be further postponed to on or before 30 November 2001.

Further to the announcements of RNA Holdings Limited (the "Company", together with its subsidiaries, the "Group") dated 31 August 2001 and 19 September 2001 relating to, among other matters, delay in publication of final results of the Group for the year ended 30 April 2001, the board of directors of the Company announces that as the newly appointed auditors require more time to finalise the audit of the final results of the Group for the year ended 30 April 2001 including inventory movement audit and system review and audit. Therefore, the release of the final results of the Group for the year ended 30 April 2001 will be further postponed to on or before 30 November 2001. The annual report of the Company will be dispatched to the shareholders of the Company early December 2001.

The further delay in the publication of the final results constitutes a breach of paragraphs 8(1) and 11(1) of the Listing Agreement. The Stock Exchange of Hong Kong Limited (the "Stock Exchange") has reserved its rights to take appropriate action against the Company and/or its directors.

The directors of the Company have confirmed that they have not dealt in any shares of the Company since 31 July 2001 and undertaken to the Stock Exchange that they will not deal in the shares of the Company until the audited final results of the Company for the year ended 30 April 2001 are released and published.

By Order of the Board
RNA Holdings Limited
Chan Fat Leung, Alexander
Deputy Chairman

Hong Kong, 18 October 2001



NOTICE

DCCJ 9726/2001

IN THE DISTRICT COURT OF THE HONG KONG SPECIAL ADMINISTRATIVE REGION CIVIL ACTION NO.9726 OF 2001

BETWEEN

THE NEW CHINA HONG KONG FINANCE LIMITED (IN LIQUIDATION) — Plaintiff

and

SO TIT FONG — Defendant

To: The Defendant, SO TIT FONG previously of Office Unit Nos.401-2, 4th Floor, Wing Tuck Commercial Centre, 13-17 Bonham Strand West and 177-183 Wing Lok Street, Hong Kong.

TAKE NOTICE that the Plaintiff, The New China Hong Kong Finance Limited (In Liquidation) of 37th Floor, Hennessy Centre, 500 Hennessy Road, Causeway Bay, Hong Kong has on 15th June 2001 issued a Writ of Summons in the above action claiming against you for the sum of HK$545,546.71 being damages for breach of contract.

And the Court has on 24th September 2001 ordered that service of the Writ of Summons and Order dated 24th September 2001 herein on you be effect by advertising this notice once in English in "Hong Kong iMail" and once in Chinese in "Sing Tao Daily".

AND FURTHER TAKE NOTICE that you must within 14 days the date hereof complete and return an Acknowledgment of Service of the Writ of Summons (the relevant form of Acknowledgment of Service and Directions for Acknowledgment will be supplied to you upon request at the Plaintiff's Solicitor's Office) to the Registry of District Court at 6th Floor, Wan Chai Tower, No.12 Harbour Road, Hong Kong.

If you fail to return an Acknowledgment of Service to the Registry of the District Court within the aforesaid time limit, judgment may be entered against you.

Dated the 19th day of October 2001.

Charles Chu, Kenneth Sit & Wu,
Solicitors for the Plaintiff,
20th Floor, Crocodile House One,
50 Connaught Road Central,
Hong Kong.

HCCW1134/2001

IN THE HIGH COURT OF THE HONG KONG SPECIAL ADMINISTRATIVE REGION COURT OF FIRST INSTANCE COMPANIES WINDING-UP PROCEEDINGS NO. 1134 OF 2001

IN THE MATTER of the Companies Ordinance (Chapter 32)
and
IN THE MATTER of MISUZU (H.K.) LIMITED

N O T I C E

NOTICE is hereby given that a petition for the winding up of the abovenamed company by the High Court of the Hong Kong Special Administrative Region was, on the 10th day of October 2001, presented to the said Court by Suzuki Toshio of Flat B, 16th Floor, Cumine Court, 52 King's Road, Hong Kong. AND that the said petition is directed to be heard before the Court at 9:30 a.m. on the 23rd day of January 2002; and any creditor or contributory of the said company desirous to support or oppose the making of an Order on the said petition may appear at the time of hearing by himself or his Counsel for that purpose; and a copy of the petition will be furnished to any creditor or contributory of the said company requiring the same by the undersigned on payment of the regulated charge for the same.

Dated this 19th day of October 2001.

Tsang, Chan & Woo
Solicitors for the Petitioner
Rooms 1705-6, 17th Floor,
Wheelock House,
20 Pedder Street, Central,
Hong Kong.

NOTE:- Any person who intends to appear on the hearing of the said petition must serve on or send by post to the abovenamed, notice in writing of his intention so to do. The notice must state the name and address of the person, or, if a firm, the name and address of the firm, and must be signed by the person or firm, or his or their solicitor (if any), and must be served, or if posted, must be sent by post in sufficient time to reach the abovenamed not later than 6 o'clock in the afternoon of the 22nd day of January 2002.

IN THE HIGH COURT OF THE HONG KONG SPECIAL ADMINISTRATIVE REGION COURT OF FIRST INSTANCE COMPANIES (WINDING-UP) NO.816 OF 2001

IN THE MATTER of the Companies Ordinance, Chapter 32
and
IN THE MATTER of Wealthy Full Trading Limited

Notice is hereby given that a petition for the winding up of the above-named company by the High Court of Hong Kong Special Administrative Region was, on the 6th day of August 2001 presented to the said court by Jusco Stores (Hong Kong) Co., Limited whose registered office is situate at Kornhill Plaza (South), 2 Kornhill Road, Quarry Bay, Hong Kong and that the said petition is directed to be heard before the Court at 9.30 a.m. on the 14th day of November 2001; and any creditor or contributory of the said company desirous to support or oppose the making of an order on the said petition may appear at the time of hearing by himself or his counsel for that purpose; and a copy of the petition will be furnished to any creditor or contributory of the said company requiring the same by the undersigned on payment of the regulated charge for the same.

Dated the 19th day of October 2001.

P.L. Lee & Co.
Solicitors for the Petitioner
Room 1001, 10/F., Shui On Centre,
6-8 Harbour Road, Wanchai, Hong Kong

Note: Any person who intends to appear on the hearing of the said petition must serve on or send by post to the above-named, notice in writing of his intention so to do. The notice must state the name and address of the person, or, if a firm, the name and address of the firm and must be signed by the person or firm, or his or their solicitor (if any), and must be served, or if posted, must be sent by post in sufficient time to reach the above-named not later than 6 o'clock in the afternoon of the 13th day of November 2001.

29034

THE COMPANIES ORDINANCE (CHAPTER 32)

EASTERN GROWTH PROPERTIES LIMITED (IN CREDITORS' VOLUNTARY LIQUIDATION)

NOTICE OF ANNUAL MEETINGS OF MEMBERS AND CREDITORS PURSUANT TO SECTION 247

NOTICE IS HEREBY GIVEN that pursuant to Section 247 of the Companies Ordinance (Chapter 32), annual meetings of members and creditors of the abovenamed company will be held at 27th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong on 26 October 2001 at the respective times listed below, for the purpose of appointing a replacement liquidator and receiving an account of the liquidators showing their acts and dealings and the conduct of the winding-up of the above companies during the year to 29 March 2001.

	Time
Members' meeting	2:30 p.m
Creditors' meeting	3:00 p.m.

A member or creditor entitled to attend and vote at either of the above meetings is entitled to appoint a proxy to attend and vote on his behalf. A proxy need not also be a member or creditor of the company.

Proxies in the prescribed form attached must be lodged at 27th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong. Members' proxies should be lodged at the above address not less than 48 hours before the time for holding the members' meeting and creditors' proxies not later than 4:00 p.m. on the day before the meeting.

Dated this 19th day of October, 2001.

Gabriel C K Tam
Joint and Several Liquidator

18197

NOTICE OF INTENDED DIVIDEND

IN THE HIGH COURT OF THE HONG KONG SPECIAL ADMINISTRATIVE REGION COURT OF FIRST INSTANCE

In Bankruptcy Proceedings
No. 462 of 1997
(Summary Case)

Re: DE SOUZA WONG MAN WAI IRENE

In Bankruptcy Proceedings
No. 1264 of 1998
(Summary Case)

Re: TONG CHI KONG JODY

In Bankruptcy Proceedings
No. 1497 of 1998
(Summary Case)

Re: LAM CHUN MING

In Bankruptcy Proceedings
No. 414 of 1999

Re: YEUNG CHI MING

In Bankruptcy Proceedings
No. 1238 of 1999
(Summary Case)

Re: HO KWOK YUEN

In Bankruptcy Proceedings
No. 2518 of 1999

Re: CHUI SHU FAI

In Bankruptcy Proceedings
No. 1046 of 2000
(Summary Case)

Re: NG FU PONG ANTHONY

NOTICE is hereby given that dividends are intended to be declared in the above matters. Creditors who have not proved their debts by 3rd November 2001 will be excluded from the above dividends.

Dated this 19th day of October 2001

E T O'CONNELL
Official Receiver & Trustee

37669

LANDS DEPARTMENT

FORESHORE AND SEA-BED (RECLAMATIONS) ORDINANCE (Chapter 127)
NOTIFICATION UNDER SECTION 5
PUBLIC WORKS PROGRAMME ITEM NO. 5038TF (PART)
RECONSTRUCTION OF CHEUNG CHAU PUBLIC PIER

Notice is hereby given that the undertaking described in the Schedule below is proposed. A copy of the plan delineating and describing the proposed undertaking and the foreshore and sea-bed to be affected thereby has been prepared and may be inspected by the public free of charge at the Lands Department Survey and Mapping Office, 23rd Floor, North Point Government Offices, 333 Java Road, North Point, Hong Kong (where copies can be purchased on order); at the Islands District Office, 20th Floor, Harbour Building, 38 Pier Road, Central, Hong Kong; and at the Cheung Chau Sub-office, Islands District Office, Ground Floor, 22 San Hing Street, Cheung Chau during the following hours :-

Monday to Friday	9 a.m. to 4:30 p.m.
Saturday	9 a.m. to 12 noon
Sundays and Public Holidays	closed

Further queries regarding the proposed works can be addressed to the Civil Engineering Department, 4th Floor, Civil Engineering Building, 101 Princess Margaret Road, Homantin, Kowloon (Telephone No. : 2762 5576).

Any person who considers that he has an interest, right or easement in or over the foreshore and sea-bed so described may, by notice in writing delivered to the Director of Lands, 20th Floor, North Point Government Offices, 333 Java Road, North Point, Hong Kong before the expiration of two months from the date of this notice, object to the proposed undertaking. The notice of objection shall describe the interest, right or easement of the objector and the manner in which he alleges he will be affected.

SCHEDULE

Foreshore and sea-bed affected	Description of the undertaking and the manner in which the foreshore and sea-bed will be affected by the proposed undertaking
Approximately 1 189 square metres of foreshore and sea-bed situated at Cheung Chau as delineated and shown edged black on a plan deposited in the Land Registry and numbered ISM0646.	Reconstruction of the Cheung Chau Public Pier by demolishing the existing pier and constructing a new pier deck including sinking permanent piles into the sea-bed. The new pier deck will cover an area of about 612 square metres above water.

12 October 2001

J.S. CORRIGALL Deputy Director/Specialist, Lands Department

43666

ENVIRONMENTAL IMPACT ASSESSMENT ORDINANCE (CHAPTER 499)

Application for Permission to Apply Directly for an Environmental Permit Under Section 5(1)(b) and 5(11)

An application for Permission to apply directly for an environmental permit has been submitted by the Drainage Services Department of the Government of the Hong Kong Special Administrative Region for the Tung Tsz Road Sewage Pumping Station to the Director of Environmental Protection under section 5(1)(b) and 5(11) of the Environmental Impact Assessment Ordinance.

The project profile prepared by the applicant is now available for inspection from 19 October 2001 to 1 November 2001 at the following locations:

i. The EIA Ordinance Register Office, Environmental Protection Department, 27th floor, Southorn Centre, 130 Hennessy Road, Wan Chai, Hong Kong (Opening hours: 0900 to 1200 and 1330 to 1645 from Monday to Friday and 0900 to 1200 on Saturday.);
ii. Wan Chai Environmental Resource Centre, 221, Queen's Road East, Wan Chai, Hong Kong (Opening hours: 1000 to 1700 on Monday, Tuesday, Thursday, Friday and Saturday, 1000 to 1300 on Wednesday.);
iii. Tsuen Wan Environmental Resource Centre, Tak Wah Park, Tak Wah Street, Tsuen Wan, New Territories (Opening hours: 0930 to 1300 and 1400 to 1830 on Monday, Tuesday, Thursday and Friday, 1400 to 1830 on Wednesday and Saturday.);
iv. Tai Po District Office during normal office hours; and
v. 3 days after the date of this advertisement, a part or the whole of the project profile on the EIA Ordinance website : (http://www.info.gov.hk/epd/eia)

The public may forward written comments on the project profile to the Director of Environmental Protection on environmental issues covered by the Technical Memorandum on EIA Process within 14 days of this advertisement. The Technical Memorandum can be obtained from the EIA Ordinance Register Office or the EIA Ordinance website. The comments from the public may be forwarded to the applicant or any relevant parties in the processing of the application. Any written comments should be sent to the following address by post or fax or email:

The EIA Ordinance Register Office,
Environmental Protection Department,
27th floor, Southorn Centre,
130 Hennessy Road,
Wanchai, Hong Kong.

Fax no. : 2147 0894
Email Address : epdetead@epd.gcn.gov.hk

19 October 2001

23903

THE COMPANIES ORDINANCE
AND
IN THE MATTER OF
SPECIAL ASSETS PACIFIC ADVISORS LIMITED
(In Members' Voluntary Winding Up)

NOTICE IS HEREBY GIVEN that the Creditors of the above Company, which is being voluntarily wound up, are required on or before 9th November, 2001 to send in their names, addresses and particulars of their debts or claims to the Liquidator of the said Company, and if so required by notice in writing from the Liquidator are personally or by their Solicitors to come in and prove their debts or claims at such time and place specified in such notice, or in default thereof, they will be deemed to waive all such debts or claims and the Liquidator will be entitled seven days after the above date to distribute the funds available or any part thereof to the Members.

Dated this the 19th day of October, 2001.

Chiong Lai Lai
Liquidator
Room 1201, Dina House
Ruttonjee Centre,
11 Duddell Street, Central,
Hong Kong

NOTICE OF INTENDED DIVIDEND

IN THE HIGH COURT OF THE HONG KONG SPECIAL ADMINISTRATIVE REGION COURT OF FIRST INSTANCE

In Bankruptcy Proceedings
No. 3878 of 2001

Re: LAW WAI YING CARRIE

In Bankruptcy Proceedings
No. 4475 of 2001

Re: CHICK TAK HONG PETER

NOTICE is hereby given that dividends are intended to be declared in the above matters. Creditors who have not proved their debts by 10th November 2001 will be excluded from the above dividends.

Dated this 19th day of October 2001

E T O'CONNELL
Official Receiver & Trustee

22924

NOTICE OF APPOINTMENT OF LIQUIDATOR

IN THE HIGH COURT OF THE HONG KONG SPECIAL ADMINISTRATIVE REGION COURT OF FIRST INSTANCE

Companies Winding-up Proceedings
No. 561 of 1999

Name of Company
— HOI TUNG COMPUTER LABEL INDUSTRIAL COMPANY LIMITED

By order of the Court of First Instance dated 11th September 2001, the summary order made on 13th October 1999 is rescinded, the Official Receiver continues to act as the liquidator of the above-named company without a committee of inspection.

Dated this 19th day of October 2001

E T O'CONNELL
Official Receiver & Liquidator

20559

WATER POLLUTION CONTROL ORDINANCE

Chapter (358)
NOTICE UNDER SECTION 19(3)
Water Pollution Control Authority, Deep Bay Water Control Zone

Notice is hereby given that the following application has been received by the Authority under the Water Pollution Control Ordinance :-

Type of application	- for the grant of a licence for discharge from commercial premises
Type of discharge or deposit	-domestic sewage
Name of premises or plant	- Chewy International Foods Ltd. Lot 812, D.D. 77, Ping Che Road, Fanling, New Territories.
Receiving waters	- underground water, River Ganges Subzone, Deep Bay Water Control Zone
Temperature	- below 35°C
Method of treatment	- septic tank & soakaway pit system
New components	- N/A
Maximum flow rate or water consumption	- 2 cubic meters per day

Copies of the above application may be inspected during office hours in the register, which is kept at the Local Control Office/Territory North, Environment Protection Department at 2/F., On Wo House, Tai Wo Estate, Tai Po, N.T. Objections to the grant of any application noted above should be lodged in writing at the same office, setting out the reason for objection, within 30 days of this notice. The only ground of objection specified in section 19(4) of the Water Pollution Control Ordinance is that the grant of an application would tend to inhibit the attainment or maintenance of the water quality objectives established under section 5 of the Ordinance in respect of the Deep Bay Water Control Zone.

NOTICE OF INTENDED DIVIDEND

THE NEW CHINA HONG KONG GROUP LIMITED
(IN CREDITORS' VOLUNTARY LIQUIDATION)

NOTICE is hereby given that a dividend is intended to be declared in the above matter. Creditors who have not submitted their claim forms are required to send in their names, addresses and descriptions, full particulars of their debts with relevant supporting documents to the Joint and Several Liquidators of the said Company at 37/F., Hennessy Centre, 500 Hennessy Road, Causeway Bay, Hong Kong by 9th November, 2001. Otherwise, they will be excluded from this dividend.

Dated this 19th day of October, 2001

JAMES WARDELL
Joint and Several Liquidator

MILLENNIUM GROUP LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

Notice of Appointment of Director

The Board of Directors is pleased to announce that Mr. Bruce Cheung Kang Tong has been appointed as Executive Director of the Company with effect from 18th October 2001.

We take this opportunity to welcome Mr. Cheung's joining to the Board.

By Order of the Board
Shing Mei Fong
Company Secretary

Hong Kong, 18th October 2001

期屆日之後將所得款項或該款項任何一部份
分派予股東。

陳忠和
清盤人

二零零一年十月十九日

出貨人
DISTRIBUTION SERVICES LIMITED
香港青衣青甜街8-12號聯合貨運大廈

承運人
MAERSK HONG KONG LIMITED
香港銅鑼灣希慎道10號新寧大廈18字樓
MAERSK LOGISTICS HONG KONG LIMITED
香港銅鑼灣希慎道10號新寧大廈4-7字樓

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

TTI TECHTRONIC INDUSTRIES COMPANY LIMITED
創科實業有限公司

（於香港註冊成立之有限公司）

公佈

鑑於近期全球金融及股票市場之市況不明朗，創科實業之董事會決定將分拆建議延期。

董事會建議股東及有意投資於創科實業股份之人士於買賣創科實業股份時，務須謹慎行事。

本公佈乃就創科實業有限公司（「創科實業」）於二零零一年四月十一日刊發有關分拆旗下現有之地板護理產品業務於香港聯合交易所有限公司主板以介紹上市方式獨立上市（「分拆建議」）之公佈（「該公佈」）而發出。

分拆建議延期

如該公佈所述，分拆建議是否實行須視乎當時之市況等各種因素而定。鑑於近期全球金融及股票市場之市況不明朗，創科實業之董事會（「董事會」）決定將分拆建議延期。

倘若分拆建議得有任何修改，董事會將於適當時間作出公佈。

董事會建議股東及有意投資於創科實業股份之人士於買賣創科實業股份時，務須謹慎行事。

承董事會命
創科實業有限公司
主席兼行政總裁
HORST JULIUS PUDWILL

香港，二零零一年十月十八日

Post-it® Fax Note 7671	Date	# of pages ▶ 1
To Ms. Lan	From Tess Cheung	
Co./Dept. Heller Ehrman	Co. TTI	
Phone #	Phone # 24026683	
Fax # 28106242	Fax #	



TECHTRONIC INDUSTRIES
COMPANY LIMITED

INTERIM REPORT
2001






RYOBI
14.4v
20

The directors ("Directors") of Techtronic Industries Company Limited ("the Company") are pleased to announce the unaudited condensed consolidated income statement of the Company, its subsidiaries and associated companies ("the Group") for the six months ended 30th June 2001 together with comparative figures for the corresponding previous period as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30th June 2001

	Notes	2001 *HK$'000* (Unaudited)	2000 *HK$'000* (Unaudited)
Turnover	*(2)*	**2,315,629**	1,332,177
Cost of Sales		**(1,824,114)**	(1,049,391)
Gross Profit		**491,515**	282,786
Other Revenue		**16,977**	13,534
Distribution Costs		**(84,343)**	(43,358)
Administrative Expenses		**(267,677)**	(149,844)
Profit from Operations	*(2)*	**156,472**	103,118
Finance Costs		**(47,814)**	(14,258)
Profit Before Share of Results of Associates and Taxation		**108,658**	88,860
Share of Results of Associates		**(280)**	(1,145)
Profit before Taxation		**108,378**	87,715
Taxation	*(3)*	**(9,616)**	(6,944)
Profit Before Minority Interests		**98,762**	80,771
Minority Interests		**(2,991)**	(1,102)
Profit for the Period		**95,771**	79,669
Interim Dividend		**(25,840)**	(22,437)
Profit for the Period, Retained		**69,931**	57,232
Earnings per Share	*(4)*		
Basic		**17.01 cents**	14.25 cents
Diluted		**16.95 cents**	14.20 cents

CONDENSED CONSOLIDATED BALANCE SHEET

At 30th June 2001

	Notes	30th June 2001 HK$'000 (Unaudited)	31st December 2000 HK$'000 (Audited)
ASSETS			
Non-current assets			
Property, plant and equipment		**636,952**	665,320
Intangible assets		**6,464**	6,847
Interests in associates		**89,317**	79,833
Investments in securities		**53,918**	54,520
Deferred tax asset		**16,068**	16,069
Other assets		**1,195**	1,195
		803,914	823,784
Current assets			
Inventories		**808,243**	856,950
Trade and other receivables	*(5)*	**934,615**	777,327
Bills receivable		**158,718**	155,076
Investments in securities		**9,893**	7,892
Trade receivable from an associate		**10,882**	7,361
Bank balance, deposits and cash		**187,213**	281,335
		2,109,564	2,085,941
Current liabilities			
Trade and other payables	*(6)*	**930,128**	1,018,620
Taxation		**15,995**	8,486
Proposed dividend		**59,519**	33,679
Obligations under finance leases and hire purchase contracts – due within one year		**9,243**	7,888
Bank borrowings		**244,816**	155,155
		1,259,701	1,223,828
Net current assets		**849,863**	862,113
Total assets less current liabilities		**1,653,777**	1,685,897
CAPITAL AND RESERVES			
Share capital	*(7)*	**114,083**	112,243
Reserves	*(8)*	**780,890**	705,050
		894,973	817,293
MINORITY INTERESTS		**9,843**	6,852
NON-CURRENT LIABILITIES			
Obligations under finance leases and hire purchase contracts – due after one year		**12,014**	7,312
Bank borrowings – due after one year		**736,743**	852,839
Deferred taxation		**204**	1,601
		748,961	861,752
		1,653,777	1,685,897

CONDENSED CONSOLIDATED STATEMENT OF RECOGNIZED GAINS AND LOSSES

For the six months ended 30th June 2001

	HK$'000 **(Unaudited)**
(Loss) gain not recognized in the consolidated income statement	
Exchange differences arising on translation of overseas operations	(2,658)
Profit for the period	95,771
Total recognized gains	93,113

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th June 2001

	HK$'000 **(Unaudited)**
NET CASH INFLOW FROM OPERATING ACTIVITIES	37,596
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	
Interest paid	(47,814)
Interest received	7,158
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	(40,656)
TAXATION	
Hong Kong Profits Tax paid	(2,797)
Overseas Tax paid	(707)
TAX PAID	(3,504)
INVESTING ACTIVITIES	
Purchase of property, plant and equipment	(67,579)
Proceeds from disposal of property, plant and equipment	3,853
Additions to intangible assets	(41)
Purchase of unlisted investments	(1,399)
Advances to associates	(9,764)
NET CASH OUTFLOW FROM INVESTING ACTIVITIES	(74,930)
NET CASH OUTFLOW BEFORE FINANCING	(81,494)
FINANCING	
Proceeds from issue of shares	10,407
New bank loans obtained	32,360
Repayment of bank loans	(69,485)
New obligations under finance leases and hire purchase contracts	11,838
Repayment of obligations under finance leases and hire purchase contracts	(5,781)
NET CASH OUTFLOW FROM FINANCING	(20,661)
DECREASE IN CASH AND CASH EQUIVALENTS	(102,155)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	138,031
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	(2,658)
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	33,218
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS	
Bank balances, deposits and cash	187,213
Trust receipt loans	(94,901)
Bank overdrafts	(59,094)
	33,218

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

For the six months ended 30th June 2001

1. SIGNIFICANT ACCOUNTING POLICIES

The condensed financial statements have been prepared under the historical cost convention.

The interim report has been prepared in accordance with the Statement of Standard Accounting Practice No. 25 "Interim financial reporting" ("SSAP 25") issued by the Hong Kong Society of Accountants, except that comparative figures are not presented for the condensed consolidated cash flow statement and the condensed consolidated statement of recognised gains and losses, being the first condensed consolidated cash flow statement and the condensed consolidated statement of recognised gains and losses to be included in the interim financial report relating to accounting period ended on or after 1st July 2000. Such departures from SSAP 25 are permitted under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

The accounting policies adopted are consistent with those followed in the Group's annual financial statements for the year ended 31st December 2000.

2. SEGMENT INFORMATION

	For the six months ended 30th June			
	Turnover		Contribution to results from ordinary activities before taxation	
	2001	2000	**2001**	2000
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
By principal activity:				
Manufacture and trading of:				
Power tools products	**1,600,563**	797,755	**116,412**	79,059
Floor care appliances products	**524,789**	382,337	**17,254**	5,679
Solar powered and electronic products	**102,807**	101,238	**13,238**	12,958
Other products	**87,470**	50,847	**9,568**	5,422
	2,315,629	1,332,177	**156,472**	103,118
Finance costs			**(47,814)**	(14,258)
Contribution from associates			**(280)**	(1,145)
Profit before taxation			**108,378**	87,715
By geographical market location:				
North America	**1,963,013**	1,014,211	**132,948**	88,932
Europe	**250,800**	211,012	**10,830**	7,205
Other countries	**101,816**	106,954	**12,694**	6,981
	2,315,629	1,332,177	**156,472**	103,118
Finance costs			**(47,814)**	(14,258)
Contribution from associates			**(280)**	(1,145)
Profit before taxation			**108,378**	87,715

3. TAXATION

	For the six months ended 30th June	
	2001	2000
	HK$'000	*HK$'000*
The total tax charge comprises:		
Hong Kong Profit Tax calculated at 16% of the estimated assessable profit of the period	**9,000**	6,053
Overseas taxation on profit for the period	**616**	891
	9,616	6,944

4. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	For the six months ended 30th June	
	2001	2000
	HK$'000	*HK$'000*
Earnings for the purposes of basic and diluted earnings per shares:		
Profit for the period	**95,771**	79,669
Weighted average number of ordinary shares for the purposes of basic earnings per share	**562,987,936**	559,071,246
Effect of dilutive potential ordinary shares:		
Options	**2,016,788**	1,951,063
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**565,004,724**	561,022,309

5. TRADE RECEIVABLES

The Group has a policy of allowing credit periods ranging from 60 days to 120 days. The aging analysis of trade receivables is as follows:

	30th June	31st December
	2001	2000
	HK$'000	*HK$'000*
0 to 60 days	**458,683**	372,952
61 to 120 days	**58,771**	79,401
121 days or above	**46,853**	35,504
Total trade receivables	**564,307**	487,857

6. TRADE PAYABLES

The aging analysis of trade payables is as follows:

	30th June 2001	31st December 2000
	HK$'000	*HK$'000*
0 to 30 days	**305,618**	192,092
31 to 60 days	**128,823**	136,246
61 to 90 days	**23,100**	81,057
91 days or above	**44,057**	102,498
Total trade payables	**501,598**	511,893

7. SHARE CAPITAL

	Number of Shares		**Share Capital**	
	30th June 2001	31st December 2000	**30th June 2001**	31st December 2000
			HK$'000	*HK$'000*
Ordinary shares of HK$0.20 each				
Authorised	**800,000,000**	800,000,000	**160,000**	160,000
Issued and fully paid:				
At 1st January	**561,216,826**	558,866,826	**112,243**	111,773
Issue of shares during the period	**9,200,000**	2,350,000	**1,840**	470
	570,416,826	561,216,826	**114,083**	112,243

The shares issued during the period rank pari passu in all respects with the existing shares.

8. RESERVES

	Share premium	**(Goodwill) reserve arising on consolidation**	**Translation reserve**	**Retained profit**	**Total**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE GROUP					
At 1st January 2001	227,603	(160,604)	(3,676)	641,727	705,050
Exchange differences on translation of overseas operations	—	—	(2,658)	—	(2,658)
Premium on shares issued	8,567	—	—	—	8,567
Profit for the period	—	—	—	95,771	95,771
Interim dividend	—	—	—	(25,840)	(25,840)
At 30th June 2001	**236,170**	**(160,604)**	**(6,334)**	**711,658**	**780,890**

9. POST-BALANCE SHEET EVENT

Subsequent to the Balance Sheet date, the Company has entered an agreement with Ryobi Limited to acquire their Ryobi Power Tools businesses in Europe. The consideration of the acquisition amounted to approximately HK$52.3 million.

INTERIM DIVIDEND

The Directors have resolved to pay an interim dividend of HK4.5 cents per share. Dividend warrants will be despatched on or about 30th October 2001 to persons who are registered shareholders of the Company on 19th October 2001.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 15th October 2001 to 19th October 2001, both days inclusive, during which period no transfer of shares will be effected.

In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Secretaries Limited at 5/F, Wing On Centre, 111 Connaught Road, Central, Hong Kong, not later than 4:00p.m. on 12th October 2001.

MANAGEMENT DISCUSSION AND ANALYSIS

The Group delivered strong growth despite the difficult economic environment in the US, reporting a substantial increase in turnover of 74% over the previous corresponding period to HK$2.3 billion and an increase in profit of 20% to HK$95.8 million for the six months ended 30th June 2001. Excluding finance costs and taxation, the Profit from operation grew by over 52%, amounting to HK$156 million as compared to HK$103 million in the previous six months period. This significant growth reflects the successful integration of the North American Ryobi power tools business ("North American Ryobi") acquired in August 2000, and the robustness of the two major Divisions – Power Tools and Floor Care Appliances. The Group anticipates further cost benefits will be obtained in North American Ryobi through the continued application of our integration plan.

The Group has continued the integration of North American Ryobi by expanding the power tool manufacturing and product development capabilities in Asia. These actions center around expanding the Asia manufacturing from the core cordless power tools into corded and bench power tools, both in-house and with key contract manufacturing partners, along with research and development investments in engineering capacity. All are aimed at providing the Group with low cost, high volume, high quality manufacturing and extensive technical base for innovative product development, which is the platform to drive future growth.

In North American, the Ryobi management team has focused on improving operating efficiencies, strengthening marketing efforts, and deepening commitments to customers. A comprehensive program to reduce the cost structure has resulted in a significant 26% reduction in inventory during the period. A strengthened and reinvigorated marketing department is aggressively working with each customer to develop and deliver effective, customized programs to support the customer's brand. The team successfully secured a long-term supply agreement with the world's largest home improvement retailer, The Home Depot, for the supply of Ryobi brand power tools, providing a significant outlet for the Ryobi products in the future.

Following the successful acquisition and integration of North American Ryobi, the Group has acquired the European Ryobi power tools and outdoor products business ("European Ryobi") from Ryobi Limited on 7th August 2001. These businesses principally involve the power tools and outdoor products marketing and distribution operations located in France and the United Kingdom and the perpetual right for the "RYOBI" brand name in Europe. This acquisition provides TTI with a major brand presence in the world's two largest power tool markets, North America and Europe, bringing the Group closer to the fulfillment of its vision to become a global Own Brand Manufacturer (OBM). The purchase consideration for the acquisition was US$6.7 million, based on the net book value of the two operations, and was financed by internal resources.

REVIEW OF OPERATIONS

Power Tools

Turnover in the power tools business for the first half of the year doubled to HK$1.6 billion in comparison to the previous year. This represented 69.1% of total Group turnover. The North American Ryobi acquisition immediately expanded TTI's power tools product platform beyond cordless tools to corded portable and bench power tools. These new product segments contributed significantly to the turnover of the Division for the first half of the year.

The power tool business in North America was less sensitive to the weakening US economy, as housing starts, sales of existing homes and remodeling all remained relatively buoyant during the first half of 2001. The Division has benefited from the launch of a substantial number of new or upgraded portable and bench power tools during the first half. As a result, the Division was able to improve their market share in the competitive North American power tool market. The private label and Ryobi brand programs are being supported with promotions and new products to maintain the momentum for the second half year.

The Division was able to increase turnover in Europe during the first half over last year. A major new private label customer in the United Kingdom introduced a range of cordless power tools during the period. The second half outlook is promising, as the product range will increase with this customer. The acquisition of European Ryobi is set to provide the necessary brand name, marketing and logistic capabilities that will be the platform for growth in Europe.

Floor Care Products

The Floor Care Division recorded impressive turnover growth of 37.3% for the first half of the year in comparison to the previous year, accounting for 22.7% of total Group turnover. Despite a weakening US retail economic sector, the Division's North American OEM businesses recorded encouraging growth. This growth was fueled by positive consumer acceptance of new products and retail product promotions. New product development programs with the customers have remained vibrant through the first half. This has positioned the Division well for the second half as many of the new products are scheduled for introduction later this year.

During the first six months, the Division has been actively strengthening its Vax brand businesses, aiming to expand the product range, boost the marketing activities, and streamline operations. The Vax core carpet-washing category continues to provide strong turnover in key markets. Vax anticipates a solid second half with the introduction of a new technically innovative Advanced Vacuum Cleaner (AVC) marketed under Vax in key markets. Additionally, the Division has successfully obtained a multi-year supply agreement with BSH Bosch and Siemens, whereby BSH will globally market the AVC and future generations of the product.

Continuous drive to improve cost efficiencies has led to rationalizing the manufacturing operations in the UK and Indonesia, resulting in placing all manufacturing in the Division's China facilities. The Division maintains research & development teams in the UK, Hong Kong and China, which are focused on developing both ODM and OBM products. The benefits from these improvements will have impact later in 2001.

Others

Solar powered lighting, electronic measuring devices, and other trading delivered turnover improvement from the prior year period. These businesses continue to contribute positively to the Group. Although faced a difficult competitive situation caused by the weak European currencies, turnover of solar lighting increased with the introduction of new low cost models and the penetration of new markets and customers. Turnover of laser and electronic measuring products continue to be driven by the introduction of new OEM products. The Group is optimistic about the synergy potential between the fast growing laser and electronic measuring products category and the newly acquired Ryobi brand.

FINANCIAL RESOURCES

As at 30th June 2001, the Group had an unaudited consolidated net asset value of approximately HK$895.0 million *(30th June 2000: HK$723.5 million)*. Total net tangible asset value per share was HK$1.56 *(30th June 2000: HK$1.28)*.

Net debt to equity ratio has at 91.1% as compared to net cash position last year. The increase was due to the acquisition of the North America power tools operations financed by term loans maturing in 2003 and 2005 respectively.

Interest coverage is at 3.59 times. Despite the reduction as compared to last period, the coverage continued to be at a comfortable level. With the decline in interest rates and substantial working capital inflow in the second half of the year, the coverage is expected to improve.

The Group's revenue continued to be denominated in US Dollars and major borrowings are in HK or US Dollars, there is a natural hedge between the currencies and substantially reduced the Group's exchange exposures.

PROSPECTS

The second half of 2001 will be another exciting and dynamic period for the Group. Existing orders for both Power Tools and Floor Care Appliances remain very strong. A number of promotional products, such as the router and router table kit, and new products, such as the Vax AVC, are expected to deliver strong contributions to the second half of the year. Management is confident that the Group will maintain the momentum recorded in the first half and outperform its previous year's business. Management has already initiated efforts to integrate the European Ryobi operations along the same strategy as the North American Ryobi integration. The Group is well positioned and equipped for business expansion and is viewing the uncertainty of the global economy as an opportunity to improve the Group's market position in all our businesses

POSSIBLE SPIN-OFF AND SEPARATE LISTING OF THE FLOOR CARE APPLIANCES DIVISION

Further to the announcement in respect of the possible spin-off and separate listing of the Floor Care Appliances Division on 11th April 2001, ("the Proposal"), an application had been submitted to The Stock Exchange of Hong Kong Limited on 18th April 2001. The purpose of the Proposal is to rationalize the corporate structure and businesses of the Group as well as to enhance shareholders' value. However, any decision to proceed will be dependent on the prevailing market environments at that time.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS IN SHARES AND OPTIONS

(i) Shares

At 30th June 2001, the interests of the directors, the chief executive and their associates in the share capital of the Company as recorded in the register maintained by the Company pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance"), or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), were as follows :

	Number of shares of the Company			
Name of Director	**Personal interests**	**Family interests**	**Corporate interests**	**Other interests**
Mr. Horst Julius Pudwill	26,900,000	380,000	111,329,897 *(a)*	—
Mr. Roy Chi Ping Chung	54,750,974	68,000	18,537,515 *(b)*	—
Mr. Kin Wah Chan	—	—	—	—
Mr. Chi Chung Chan	—	—	—	—
Dr. Akio Urakami	—	—	—	—
Mr. Susumu Yoshikawa	—	—	—	—
Mr. Jianhua Liu	—	—	—	—
Mr. Hideyuki Eto	—	—	—	—
Mr. Vincent T. K. Cheung	960,000	—	—	—
Mr. Joel Arthur Schleicher	100,000	—	—	—
Mr. Christopher Patrick Langley	150,000	—	—	—

(a) These shares were held by the following companies in which Mr. Horst Julius Pudwill has a beneficial interest:

	No. of shares
Sunning Inc.	92,792,382
Cordless Industries Company Limited *	18,537,515
	111,329,897

(b) These shares were held by Cordless Industries Company Limited* in which Mr. Roy Chi Ping Chung has a beneficial interest.

* *Cordless Industries Company Limited is jointly owned by Messrs. Horst Julius Pudwill and Roy Chi Ping Chung.*

(ii) Options

The following directors were granted share options to subscribe for shares in the Company:

Name of Director	Date share options granted	Share options balance at 31.12.2000	No. of share options exercised in the period	No. of share options granted in the period	Share options balance at 30.6.2001	Exercise price *HK$*
Mr. Horst Julius Pudwill	24.6.1994	2,000,000	2,000,000	—	—	1.2140
	7.4.1998	3,800,000	—	—	3,800,000	1.7360
	28.1.1999	1,000,000	1,000,000	—	—	1.0864
	27.11.1999	300,000	300,000	—	—	1.0800
	6.6.2001	—	—	800,000	800,000	2.0920
	19.6.2001	—	—	3,000,000	3,000,000	2.2600
Mr. Roy Chi Ping Chung	24.6.1994	1,000,000	1,000,000	—	—	1.2140
	24.1.1997	1,000,000	1,000,000	—	—	0.9136
	3.2.1999	1,000,000	1,000,000	—	—	1.0896
	5.6.2000	1,000,000	1,000,000	—	—	1.0144
	6.6.2001	—	—	1,000,000	1,000,000	2.0920
	19.6.2001	—	—	1,000,000	1,000,000	2.2600
Mr. Kin Wah Chan	4.1.2000	1,200,000	—	—	1,200,000	1.0000
	6.6.2001	—	—	500,000	500,000	2.0920
	19.6.2001	—	—	500,000	500,000	2.2600
Mr. Chi Chung Chan	4.2.1994	500,000	—	—	500,000	1.2800
	30.3.1999	500,000	500,000	—	—	1.0640
	4.1.2000	500,000	500,000	—	—	1.0000
	5.6.2000	500,000	—	—	500,000	1.0144
	6.6.2001	—	—	500,000	500,000	2.0920
	19.6.2001	—	—	500,000	500,000	2.2600
Dr. Akio Urakami	6.6.2001	—	—	250,000	250,000	2.0920
Mr. Hideyuki Eto	26.6.2001	100,000	—	—	100,000	1.4768

Save as disclosed above and other than certain nominee shares in the subsidiaries and associates held in trust for the Group by certain directors, at 30th June 2001, none of the directors or chief executive, or their associates, had any interests in any securities of the Company or any of its associated corporations as defined in the SDI Ordinance, and none of the directors or chief executive, or their spouses or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right during the period.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

No contracts of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the period or at any time during the period.

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

Other than as disclosed above, at no time during the period was the Company, or any of its subsidiaries, a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS

Other than as disclosed above, the register of substantial shareholders maintained by the Company pursuant to Section 16(1) of the SDI Ordinance discloses no company and person as having an interest of 10% or more of the issued share capital of the Company as at 30th June 2001.

PURCHASE, SALES OR REDEMPTION OF SHARES

There has been no purchase, sale or redemption of shares of the Company by the Company or any of its subsidiaries during the period.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including a review of the unaudited interim financial statements for the six months ended 30th June 2001.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

None of the Directors of the Company is aware of any information which would reasonably indicate that the Company is not, or was not for any part of the period, in compliance with the Code of Best Practice as set out by The Stock Exchange of Hong Kong Limited in Appendix 14 to the Listing Rules.

APPOINTMENT OF DIRECTOR

To improve the corporate governance and strengthen the management of the Group, Mr. Christopher Patrick Langley, OBE is appointed as the third independent non-executive director of TTI with effective on 25th May 2001. Mr. Langley was an executive director of the Hongkong and Shanghai Banking Corporation Ltd., and retired from the HSBC Group in 2000. He maintains close ties with the business community in Hong Kong and holds directorships in a number of publicly-listed companies.

By Order of the Board
Horst Julius Pudwill
Chairman and Chief Executive Officer

Hong Kong, 3rd September 2001


TTi

創科實業有限公司

中期報告2001






20

創科實業有限公司（「本公司」）董事會（「董事會」）謹宣佈本公司、其附屬公司及聯營公司（「本集團」）截至二零零一年六月三十日止六個月之未經審核簡明綜合收入報表連同去年度同期之比較數字如下：

簡明綜合收入報表

截至二零零一年六月三十日止六個月

	附註	二零零一年 千港元 (未經審核)	二零零零年 千港元 (未經審核)
營業額	(2)	**2,315,629**	1,332,177
銷售成本		**(1,824,114)**	(1,049,391)
毛利總額		**491,515**	282,786
其他收入		**16,977**	13,534
分銷成本		**(84,343)**	(43,358)
行政費用		**(267,677)**	(149,844)
經營溢利	(2)	**156,472**	103,118
財務成本		**(47,814)**	(14,258)
未計應佔聯營公司業績及稅項前溢利		**108,658**	88,860
應佔聯營公司業績		**(280)**	(1,145)
除稅前溢利		**108,378**	87,715
稅項	(3)	**(9,616)**	(6,944)
未計少數股東權益前溢利		**98,762**	80,771
少數股東權益		**(2,991)**	(1,102)
本期間溢利		**95,771**	79,669
中期股息		**(25,840)**	(22,437)
本期間保留溢利		**69,931**	57,232
每股盈利	(4)		
基本		**17.01仙**	14.25仙
攤薄後		**16.95仙**	14.20仙

簡明綜合資產負債表

二零零一年六月三十日

	附註	二零零一年 六月三十日 千港元 (未經審核)	二零零零年 十二月三十一日 千港元 (經審核)
資產			
非流動資產			
物業、廠房及設備		**636,952**	665,320
無形資產		**6,464**	6,847
於聯營公司應佔資產額		**89,317**	79,833
證券投資		**53,918**	54,520
遞延稅項資產		**16,068**	16,069
其他資產		**1,195**	1,195
		803,914	823,784
流動資產			
存貨		**808,243**	856,950
銷售賬款及其他應收賬	*(5)*	**934,615**	777,327
應收票據		**158,718**	155,076
證券投資		**9,893**	7,892
聯營公司銷售賬款		**10,882**	7,361
銀行結餘、存款及現金		**187,213**	281,335
		2,109,564	2,085,941
流動負債			
採購賬款及其他應付賬	*(6)*	**930,128**	1,018,620
稅項		**15,995**	8,486
擬派股息		**59,519**	33,679
融資租約及租購合約之承擔 — 於一年內到期		**9,243**	7,888
銀行借款		**244,816**	155,155
		1,259,701	1,223,828
流動資產淨值		**849,863**	862,113
資產總值減流動負債		**1,653,777**	1,685,897
股本與儲備			
股本	*(7)*	**114,083**	112,243
儲備	*(8)*	**780,890**	705,050
		894,973	817,293
少數股東權益		**9,843**	6,852
非流動負債			
融資租約及租購合約之承擔 — 於一年後到期		**12,014**	7,312
銀行借款 — 於一年後到期		**736,743**	852,839
遞延稅項		**204**	1,601
		748,961	861,752
		1,653,777	1,685,897

簡明綜合認可收益與虧損報表

截至二零零一年六月三十日止六個月

	千港元 (未經審核)
在綜合收入報表內未被認可之（虧損）收益	
海外業務滙率折算之差額	(2,658)
本期間溢利	95,771
認可收益總額	93,113

簡明綜合現金流動表

截至二零零一年六月三十日止六個月

	千港元 (未經審核)
經營活動之現金流入淨額	37,596
投資回報及財務費用	
已付利息	(47,814)
利息收入	7,158
投資回報及財務費用之現金流出淨額	(40,656)
税項	
已付香港利得税	(2,797)
已付海外税項	(707)
已付税項	(3,504)
投資活動	
購買物業、廠房及設備	(67,579)
出售物業、廠房及設備所得款項	3,853
添置無形資產	(41)
購買非上市投資	(1,399)
借予聯營公司之款項	(9,764)
投資活動之現金流出淨額	(74,930)
融資前之現金流出淨額	(81,494)
融資	
發行股份所得款項	10,407
取得之新銀行貸款	32,360
償還銀行貸款	(69,485)
新訂融資租約及租購合約之承擔	11,838
償還融資租約及租購合約之承擔	(5,781)
融資之現金流出淨額	(20,661)
現金及現金等額減少	(102,155)
期初之現金及現金等額	138,031
滙率折算之差額	(2,658)
期終之現金及現金等額	33,218
現金及現金等額結餘之分析	
銀行結餘、存款及現金	187,213
信託收據貸款	(94,901)
銀行透支	(59,094)
	33,218

1. 主要會計政策

簡明財務報表乃根據歷史成本計算。

中期報告乃按照香港會計師公會頒佈之會計實務準則第25號「中期財務報告」（「會計準則第25號」）而編製，惟未有編列簡明綜合現金流動表及簡明綜合認可收益與虧損報表之比較數字，該簡明綜合現金流動表及簡明綜合認可收益與虧損報表乃就有關截至二零零零年七月一日或以後止之會計期間而首次列入中期財務報告內。上述偏離會計準則第25號之處理方法乃為根據香港聯合交易所有限公司證券上市規則之規定而獲允許者。

所採用之會計政策與本集團截至二零零零年十二月三十一日止年度之全年財務報表內所遵循之會計政策一致。

2. 業務及市場分析資料

	截至六月三十日止六個月			
	營業額		對除稅前日常業務業績之貢獻	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	*千港元*	*千港元*	*千港元*
以主要業務劃分：				
製造及經銷：				
電動工具產品	**1,600,563**	797,755	**116,412**	79,059
地板護理產品	**524,789**	382,337	**17,254**	5,679
太陽能及電子產品	**102,807**	101,238	**13,238**	12,958
其他產品	**87,470**	50,847	**9,568**	5,422
	2,315,629	1,332,177	**156,472**	103,118
財務成本			**(47,814)**	(14,258)
應佔聯營公司業績			**(280)**	(1,145)
除稅前溢利			**108,378**	87,715
以市場地區劃分：				
北美洲	**1,963,013**	1,014,211	**132,948**	88,932
歐洲	**250,800**	211,012	**10,830**	7,205
其他國家	**101,816**	106,954	**12,694**	6,981
	2,315,629	1,332,177	**156,472**	103,118
財務成本			**(47,814)**	(14,258)
應佔聯營公司業績			**(280)**	(1,145)
除稅前溢利			**108,378**	87,715

3. 税項

	截至六月三十日止六個月	
	二零零一年	二零零零年
	千港元	千港元
稅項支出總額包括：		
根據本期間內估計應課稅溢利按16%稅率計算之香港利得稅	**9,000**	6,053
本期間內溢利之海外稅項	**616**	891
	9,616	6,944

4. 每股盈利

基本及攤薄後之每股盈利乃根據以下數據計算：

	截至六月三十日止六個月	
	二零零一年	二零零零年
	千港元	千港元
用作計算基本及攤薄後每股盈利之盈利：		
本期間溢利	**95,771**	79,669
用作計算基本每股盈利之普通股加權平均數	**562,987,936**	559,071,246
普通股可能產生之攤薄影響：		
優先認股權	**2,016,788**	1,951,063
用作計算攤薄後每股盈利之普通股加權平均數	**565,004,724**	561,022,309

5. 銷售賬款

本集團給予客戶之掛賬期介乎六十日至一百二十日。銷售賬款之賬齡分析如下：

	二零零一年	二零零零年
	六月三十日	十二月三十一日
	千港元	千港元
零至六十日	**458,683**	372,952
六十一日至一百二十日	**58,771**	79,401
一百二十一日或以上	**46,853**	35,504
銷售賬款總額	**564,307**	487,857

6. 採購賬款

採購賬款之賬齡分析如下：

	二零零一年 六月三十日 *千港元*	二零零零年 十二月三十一日 *千港元*
零至三十日	**305,618**	192,092
三十一日至六十日	**128,823**	136,246
六十一日至九十日	**23,100**	81,057
九十一日或以上	**44,057**	102,498
採購賬款總額	**501,598**	511,893

7. 股本

	股數		股本	
	二零零一年 六月三十日	二零零零年 十二月三十一日	二零零一年 六月三十日 *千港元*	二零零零年 十二月三十一日 *千港元*
每股面值0.20港元之普通股				
法定股本	**800,000,000**	800,000,000	**160,000**	160,000
已發行及繳足股本：				
於一月一日	**561,216,826**	558,866,826	**112,243**	111,773
於期內發行股份	**9,200,000**	2,350,000	**1,840**	470
	570,416,826	561,216,826	**114,083**	112,243

於期內發行之股份在各方面與既有之股份享有同等權益。

8. 儲備

	股份溢價 *千港元*	綜合賬目時 產生之 （商譽）儲備 *千港元*	換算儲備 *千港元*	保留溢利 *千港元*	總額 *千港元*
本集團					
於二零零一年一月一日	227,603	(160,604)	(3,676)	641,727	705,050
換算海外業務之財務報告所引起之滙兑差額	—	—	(2,658)	—	(2,658)
因發行股份所得之溢價	8,567	—	—	—	8,567
本期間溢利	—	—	—	95,771	95,771
中期股息	—	—	—	(25,840)	(25,840)
於二零零一年六月三十日	**236,170**	**(160,604)**	**(6,334)**	**711,658**	**780,890**

9. 結算日之後事項

於結算日後，本公司與Ryobi Limited訂立一項協議購入Ryobi旗下歐洲電動工具業務。收購代價約為52,300,000港元。

中期股息

董事會已議決派發中期股息每股4.5港仙。股息單將於二零零一年十月三十日或前後寄予二零零一年十月十九日登記為本公司股東之人士。

暫停辦理股東登記手續

本公司將於二零零一年十月十五日至二零零一年十月十九日（包括首尾兩天在內）暫停辦理股東登記手續，期間股份將不可進行過戶。

股東如欲獲派中期股息，須於二零零一年十月十二日下午四時前將所有過戶文件連同有關股票，送交本公司之股份過戶登記處秘書商業服務有限公司，地址為香港干諾道中111號永安中心5樓。

管理層之研討及分析

儘管美國經濟環境欠佳，本集團之業務仍然取得強勁增長，截至二零零一年六月三十日止六個月之營業額為2,300,000,000港元，較去年度同期大幅增加74%，而盈利則增加20%至95,800,000港元。不計入財務成本及稅項，本集團之經營溢利為156,000,000港元，較去年度同期六個月之經營溢利103,000,000港元增長超過52%。經營溢利大幅增長反映出本集團對於二零零零年八月收購之Ryobi旗下北美洲電動工具業務（「Ryobi北美洲業務」）已成功進行整合，同時反映出本集團旗下電動工具及地板護理產品兩項主要業務之表現非常出色。本集團預期透過繼續推行業務整合計劃，Ryobi北美洲業務之成本將會進一步降低。

本集團藉擴展在亞洲區生產及開發電動工具產品之能力，繼續對Ryobi北美洲業務進行整合。整合業務措施包括透過本身之廠房及和主要之合約承包生產商合作，將亞洲區生產之核心產品由充電式電動工具擴展至有線式及工作枱式電動工具，同時增加研究及開發之投資以提高工程技術水平。上述種種措施皆旨在令本集團能以低廉成本大規模生產優質產品，同時兼具開發創新產品之良好技術根基，為推動本集團日後之業務增長奠定基礎。

北美洲業務方面，Ryobi之管理層專注提高營運效率、加強市場推廣工作及提供更稱心之客戶服務。全面推行之減省成本計劃已見成效，使Ryobi期內之存貨量得以大幅減少26%。此外，經過重組及加強人手之市務部與各客戶緊密合作致力推行積極進取之市場推廣計劃，透過為個別客戶特別制訂之計劃有效推廣客戶產品之品牌。Ryobi之管理層成功與全球最大規模之家居裝修產品零售集團 — The Home Depot達成Ryobi品牌電動工具之長期供應協議，大大擴闊Ryobi產品日後之銷售渠道。

繼成功收購及整合Ryobi北美洲業務後，本集團於二零零一年八月七日向Ryobi Limited購入Ryobi旗下在歐洲之電動工具及戶外產品業務（「Ryobi歐洲業務」）。上述業務主要包括在法國及英國之電動工具及戶外產品之市場推廣及經銷業務，以及擁有「RYOBI」品牌在歐洲之永久權利。進行上述收購後，創科實業在全球兩大電動工具市場 — 北美洲及歐洲均穩佔一席位，為本集團朝向晉身為全球自有品牌生產商(OBM)之目標再邁進一大步。根據上述所收購之兩項業務賬面淨值計算之收購價為6,700,000美元，由本集團之內部資源撥付。

業務運作回顧

電動工具

於二零零一年度上半年電動工具業務之營業額較去年度同期增加一倍達到1,600,000,000港元，其佔本集團總營業額之69.1%。自收購Ryobi北美洲業務後，創科實業之電動工具產品系列隨即由充電式電動工具跨越至涵蓋有線手提式及工作枱式電動工具。上述增添之新產品佔此項業務於上半年度相當比重之營業額。

美國經濟疲弱對北美洲電動工具業務之影響並不太顯著，於二零零一年度上半年之新屋興建量、二手房屋銷售量及家居裝修市場各方面仍保持蓬勃。得力於上半年度內推出大量嶄新設計或改良性能之手提式及工作枱式電動工具，此項業務在競爭激烈之北美洲電動工具市場上之市場佔有率得以進一步提升。就自有品牌及Ryobi品牌進行之推廣活動加上產品之推陳出新，均有助此項業務於下半年度繼續保持增長動力。

於上半年度內此項業務在歐洲市場之營業額較去年度同期有所增長。期內本集團新近在英國取得之一個擁有自有品牌之主要客戶推出一系列充電式電動工具產品。隨著此個客戶將會不斷推出新產品，展望下半年度此項業務之表現理想。收購Ryobi歐洲業務正好為本集團推動歐洲業務之增長提供所需之品牌、市場推廣及物流管理支援。

地板護理產品

於二零零一年度上半年地板護理產品業務之營業額較去年度同期取得37.3%之驕人增長，其佔本集團總營業額之22.7%。儘管美國零售業表現疲弱，此項業務在北美洲之OEM業務取得令人鼓舞之增長。上述增長乃歸因於新產品備受消費者歡迎加上產品之零售推廣計劃奏效所致。於上半年度內與客戶合作開發新產品之計劃正進行得如火如荼。隨著多種嶄新產品將於今年稍後時間面世，此項業務於下半年度可望取得良好表現。

於上半年度內，此項業務一直致力藉擴大產品系列、加強市場推廣活動及精簡業務營運以加強旗下Vax品牌業務。Vax之核心產品 — 地毯清洗機系列在各主要市場之營業額再創佳績。隨著採用創新技術之先進吸塵機(AVC)即將在各主要市場面世，Vax品牌業務預期可以取得不俗成績。此外，此項業務已成功與BSH Bosch and Siemens達成為期超過一年之供應協議；根據該協議，BSH將會在全球銷售AVC及其日後之改良型號產品。

為提高成本效益，此項業務整合在英國及印尼之生產營運，並將所有生產工序交由在中國之廠房負責。至於在英國、香港及中國之研究及開發人員將會獲得保留，以集中開發ODM及OBM產品。上述種種措施所帶來之得益將於二零零一年稍後時間顯現。

其他業務

期內太陽能照明系統、電子測量儀及其他經銷業務之營業額均較去年度同期有所增長。上述業務繼續對本集團作出正面貢獻。雖然歐洲貨幣疲弱以致面對嚴峻之競爭，有賴成本低廉之新型號產品面世加上不斷開拓新市場及客戶，太陽能照明系統之營業額有所增長。至於激光及電子測量儀之營業額亦在推出新OEM產品之帶動下保持增長。本集團對於正日趨完備之激光及電子測量儀產品系列與新購入之Ryobi品牌兩者結合所帶來之業務協同效應潛力表示樂觀。

財政資源

截至二零零一年六月三十日，本集團之未經審核綜合資產淨值約為895,000,000港元（*二零零零年六月三十日：723,500,000港元*）。每股有形資產淨值總額為1.56港元（*二零零零年六月三十日：1.28港元*）。

債項淨額與股本比率為91.1%，而去年同期則處於淨現金水平。借貸比率上升主要歸因於收購北美洲電動工具業務所安排之融資乃屬定期貸款，還款期分別為二零零三年及二零零五年。

利息保障為3.59倍。儘管利息保障低於去年度同期之數字，惟仍保持於適當水平。隨著下半年度息率下調及有大量營運資金流入，預期利息保障水平可望提高。

由於本集團之收入以美元為單位，而大部份借貸則以港元或美元計算，在幣值方面起著自動對沖作用，故大大減低本集團承擔外滙波動之風險。

展望

本集團於二零零一年度下半年之業務表現仍會保持強勁。現時電動工具及地板護理產品之訂單量仍然非常龐大。多種推廣產品（如曲槽刨及曲槽刨套裝工具）及新產品（如Vax AVC）之面世，預計會對下半年度之業績作出重大貢獻。管理層有信心本集團將可保持上半年度之增長動力，而業績表現亦會優於去年度同期。參考整合Ryobi北美洲業務之經驗，管理層已採用相同策略著手對Ryobi歐洲業務進行整合。憑藉所處之有利位置及為擴展業務所作之充份準備，本集團視全球經濟不明朗為本集團提高其在各業務環節所屬市場地位之良機。

可能分拆地板護理產品業務獨立上市

繼於二零零一年四月十一日發出有關可能分拆地板護理產品業務獨立上市（「分拆建議」）之公佈後，本公司已於二零零一年四月十八日向香港聯合交易所有限公司提交有關申請。分拆建議旨在令本集團之企業架構更趨完備及業務劃分更為清晰，同時提高股東在本集團之投資價值。然而，任何作出之決定將視乎當時之市場環境而定。

(i) 股份

於二零零一年六月三十日，根據證券（披露權益）條例（「披露權益條例」）第二十九條規定本公司須予保存之登記冊所記錄，董事、主要行政人員及彼等之聯繫人士於本公司股本中所佔之權益或已另行通知本公司及根據香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）中所載之上市公司董事進行證券交易之標準守則已通知聯交所之權益如下：

董事姓名	本公司股份數目			
	個人權益	家族權益	公司權益	其他權益
Horst Julius Pudwill先生	26,900,000	380,000	111,329,897 *(a)*	—
鍾志平先生	54,750,974	68,000	18,537,515 *(b)*	—
陳建華先生	—	—	—	—
陳志聰先生	—	—	—	—
浦上彰夫博士	—	—	—	—
吉川進先生	—	—	—	—
劉建華先生	—	—	—	—
衛藤秀行先生	—	—	—	—
張定球先生	960,000	—	—	—
Joel Arthur Schleicher先生	100,000	—	—	—
Christopher Patrick Langley先生	150,000	—	—	—

(a) 此等股份由下列公司持有，而下列公司則由Horst Julius Pudwill先生實益擁有：

	股份數目
Sunning Inc.	92,792,382
Cordless Industries Company Limited*	18,537,515
	111,329,897

(b) 此等股份由Cordless Industries Company Limited*持有，而該公司則由鍾志平先生實益擁有。

** Cordless Industries Company Limited由Horst Julius Pudwill先生及鍾志平先生共同擁有。*

(ii) 優先認股權

以下董事獲授優先認股權以認購本公司股份：

董事姓名	授予優先認股權日期	於二零零零年十二月三十一日尚未行使之優先認股權	本期間內已行使之優先認股權數目	本期間內授予之優先認股權數目	於二零零一年六月三十日尚未行使之優先認股權	行使價 港元
Horst Julius Pudwill先生	24.6.1994	2,000,000	2,000,000	—	—	1.2140
	7.4.1998	3,800,000	—	—	3,800,000	1.7360
	28.1.1999	1,000,000	1,000,000	—	—	1.0864
	27.11.1999	300,000	300,000	—	—	1.0800
	6.6.2001	—	—	800,000	800,000	2.0920
	19.6.2001	—	—	3,000,000	3,000,000	2.2600
鍾志平先生	24.6.1994	1,000,000	1,000,000	—	—	1.2140
	24.1.1997	1,000,000	1,000,000	—	—	0.9136
	3.2.1999	1,000,000	1,000,000	—	—	1.0896
	5.6.2000	1,000,000	1,000,000	—	—	1.0144
	6.6.2001	—	—	1,000,000	1,000,000	2.0920
	19.6.2001	—	—	1,000,000	1,000,000	2.2600
陳建華先生	4.1.2000	1,200,000	—	—	1,200,000	1.0000
	6.6.2001	—	—	500,000	500,000	2.0920
	19.6.2001	—	—	500,000	500,000	2.2600
陳志聰先生	4.2.1994	500,000	—	—	500,000	1.2800
	30.3.1999	500,000	500,000	—	—	1.0640
	4.1.2000	500,000	500,000	—	—	1.0000
	5.6.2000	500,000	—	—	500,000	1.0144
	6.6.2001	—	—	500,000	500,000	2.0920
	19.6.2001	—	—	500,000	500,000	2.2600
浦上彰夫博士	6.6.2001	—	—	250,000	250,000	2.0920
衛藤秀行先生	26.6.2001	100,000	—	—	100,000	1.4768

除上文所披露者及除若干董事以信託形式代本集團持有附屬公司及聯營公司之若干代理人股份外，於二零零一年六月三十日，董事或主要行政人員或彼等之聯繫人士概無擁有本公司或其任何聯繫公司（定義見披露權益條例）任何證券之權益，而董事或主要行政人員或彼等之配偶或未滿十八歲之子女於本期間內亦無擁有任何可認購本公司證券之權利或曾行使任何該等權利。

董事之重大合約權益

於本期間之結算日或本期間內任何時間，本公司之董事並無於本公司或其任何附屬公司所訂立之重大合約中直接或間接擁有重大權益。

購買股份或債券之安排

除上文所披露者外，於本期間內任何時間本公司或其任何附屬公司並無訂立任何安排，致使本公司之董事可藉購入本公司或任何其他法人團體之股份或債券而獲益。

主要股東

除上文所披露者外，於二零零一年六月三十日，根據披露權益條例第十六(一)條規定本公司須予保存之主要股東登記冊所載，並無任何公司及人士擁有本公司已發行股本10%或以上之權益。

購買、出售或贖回股份

本公司或其任何附屬公司於期內概無購買、出售或贖回本公司之股份。

審核委員會

審核委員會已和管理層審閱本集團所採用之會計準則及慣例，並曾商討內部監控及財務申報事宜，包括審閱截至二零零一年六月三十日止六個月之未經審核中期財務報表。

符合最佳應用守則

據本公司之董事所知，並無任何資料可合理地顯示本公司目前並無遵守或於本期間內任何時間並無遵守香港聯合交易所有限公司制訂之上市規則附錄十四內所載之最佳應用守則。

委任董事

為進一步提高公司管治水平及加強本集團之管理層，本集團於二零零一年五月二十五日委任Christopher Patrick Langley先生OBE為創科實業之第三位獨立非執行董事。Langley先生曾任香港上海匯豐銀行有限公司之執行董事，於二零零零年離任匯豐銀行集團。Langley先生與香港商界保持密切聯繫，並擔任多間上市公司之董事。

承董事會命
主席兼行政總裁
Horst Julius Pudwill

香港，二零零一年九月三日